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                                                                    EXHIBIT 99.4


                              [ZAPATA LETTERHEAD]


           ZAPATA CORPORATION RECEIVES LETTER PROPOSING ACQUISITION:
              ANNOUNCES EXTENSION OF OFFER TO PURCHASE ITS SHARES


HOUSTON, TX - February 17, 1997 - Zapata Corporation (NYSE:ZAP) announced today that it has received a letter from Michael E. Heisley, Sr. proposing that Mr. Heisley or a company he controls would acquire any or all (but not less than 50.1%) of the outstanding shares of Zapata for a purchase price of $5.50 per share. Mr. Heisley's letter states that he is an investor and operator of companies through the Heico Companies.

Zapata's Board of Directors is reviewing the proposal and has directed the Company's representatives to seek additional information regarding Mr. Heisley and his proposal. In order to allow time to obtain and evaluate such additional information, Zapata has extended the expiration date of its offer to purchase for cash up to 15,000,000 shares of its Common Stock at $4.50 per share to 5:00 p.m., New York City time on Monday, March 3, 1997. The offer to purchase had been scheduled to expire on February 20, 1997.

A hearing in the Delaware Court of Chancery on a motion by a stockholder to enjoin the consummation of Zapata's offer to purchase that had been scheduled for February 18, 1997 has also been postponed.

Contacts:     Joseph L. von Rosenberg, III, Executive Vice President
              (713) 940-6100/Fax: (713) 940-6122